Höganäs

Date/Datum: 28 June 2007

Our ref./Unser Zeichen: /ch

Your letter/Ihre Nachricht vom

Your ref./Ihr Zeichen

07025342

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

Attention: Special Counsel, Office of
International Corporate Finance

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Christel Hübinette

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Encl. Press release / CFO

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS

82-3754

PRESS RELEASE

Höganäs AB - Appointment of new CFO Sven Lindskog

Höganäs AB today announces that Sven Lindskog will join the Group Management as Chief Financial Officer with effect from 1 October 2007. He brings a substantial track record in finance, both in Sweden and internationally as well as a wealth of strategic, analytical and leadership skills.

After having spent 17 years at Unilever, in several managerial positions on different levels and in different countries, most lately in the senior finance position in Nordic, Sven Lindskog is currently Chief Financial Officer of AB Sardus. Sardus was listed on the Swedish Stock Exchange until it was acquired by the Atria Group earlier this year, following a turn-around in profitability.

Commenting on the appointment, Alrik Danielson, Chief Executive Officer of Höganäs AB said: "We are extremely pleased to have secured someone of Sven's caliber as CFO. He brings with him extensive international experience and a solid track record as well as leadership talent that will reinforce the Group Management."

Sven Lindskog commented: "I am very much looking forward to be joining Höganäs at this stage of its development of increased market and customer orientation. The Höganäs Group is a global leader in a very interesting business. It is true that the industry is completely new to me, but I think that the experiences that I have acquired over the years will enable me to contribute to realize Höganäs exciting potential".

Enquiries:
Höganäs AB (publ)

Alrik Danielson	Anders Andersson
President & Chief Executive Officer	Human Resources Director

Höganäs AB (publ)
Corporate Communications

Höganäs, Sweden, 28 June 2007

Höganäs was founded in 1797 and is today a leader within the iron and metal powder industry. End products are mainly used by the automotive industry and home appliances, lawn and garden and hand-tools. In 2006 the turnover was MSEK 5 123 (4 594) and income before tax MSEK 525 (408). Höganäs is listed on the Nordic Stock Exchange's Mid Cap list.
For further information please visit our website www.hoganas.com

END